December 29, 2011

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On November 7, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Ascendant Balanced Fund, Ascendant Natural Resources Fund and Ascendant MultiCap Equity Fund (each a "Fund" and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 329 to its registration statement under the Securities Act of 1933 on Form N-1A.  On December 15, 2011 you provided oral comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Any Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

GENERAL-Ascendant Natural Resources (feeder) Fund

1.

Comment.  Please provide assurances that the Natural Resources Master Fund will be registered with the SEC, prior to any investment by the Ascendant Natural Resources (feeder) Fund.

Response.  The Registrant confirms that the Natural Resources Master Fund will be registered with the SEC under the Investment Company Act of 1940, as amended, prior to any investment by the Ascendant Natural Resources (feeder) Fund.

2.

Comment.  Please confirm that the Natural Resources Master Fund is exempt from registration under the Securities Act of 1933, as amended.

Response.  The Registrant confirms its understanding that the Natural Resources Master Fund is exempt from registration under the Securities Act of 1933, as amended, because it is not making a public offering.  Specifically, the Natural Resources Master Fund is only offered to one other feeder fund, which is not a series of the Registrant.

3.

Comment.  Please confirm the Registrant's position that the Natural Resources Master Fund is a permissible series of the Registrant and is not required to be a separate legal entity.

Response.  The Registrant confirms its understanding that the Natural Resources Master Fund is a permissible series of the Registrant and is not required to be a separate legal entity.

4.

Comment.  Please confirm that under the Investment Company Act of 1940, as amended, Delaware state law, the Registrant's Agreement and Declaration of Trust and the Registrant's By-Laws shareholder approval is not required for the Ascendant Natural Resources (feeder) Fund to change its principal investment strategy to that of a feeder fund.

Response.  The Registrant confirms its understanding that shareholder approval is not required for the Ascendant Natural Resources (feeder) Fund to change its principal investment strategy to that of a feeder fund because, in part, the use of a feeder structure is merely a change in execution of investment strategy and the Fund's principal investment strategies are not fundamental polices.  Also, the Funds' Statement of Additional Information disclosed each Fund's potential to convert to a master-feeder structure.

STATEMENT OF ADDITIONAL INFORMATION

5.

Comment.  Under the section entitled Investment Restrictions, General, please clarify or remove references to indirect participation in strategies that are prohibited by the Funds' fundamental and non-fundamental investment policies.

Response.  The Registrant has removed references to indirect participation in strategies that are prohibited by the Funds' fundamental and non-fundamental investment policies.

6.

Comment.  Under the section entitled Tax Status, please confirm that the Natural Resources Master Fund intends to elect to be treated as a partnership for federal tax purposes and will not seek to be treated as a regulated investment company (RIC) under Subchapter M of the Internal Revenue Code.

Response.  The Registrant confirms that the Natural Resources Master Fund intends to elect to be treated as a partnership for federal tax purposes.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser